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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-38759



                              ARMOR HOLDINGS, INC.
                            SUPPLEMENT TO PROSPECTUS
                            DATED DECEMBER 17, 1997




An aggregate of 756,182 shares of Common Stock covered by this Prospectus were issued recently to Alarm Systems Holding Company Employee Stock Ownership Plan, Edward P. Reid, Joseph Shanley, Dolores Parylak and Robert Farm (collectively, the "Alarm Systems Sellers") in connection with the combination by merger of the Company with Alarm Systems Holding Company, a New Jersey corporation ("Alarm Systems"), and an aggregate of 469,839 shares of Common Stock covered by this Prospectus were issued recently to Edward P. Reid, Paul Fraleigh and Joseph Shanley (collectively, the "FAS Sellers") in connection with the combination by merger of the Company with Fire Alarm Service Corporation, a Florida corporation ("FAS"). The dollar amount of the revenues and assets of Alarm Systems and FAS are not significant to the financial condition or results of operations of the Company. The 756,182 shares issued to the Alarm Systems Sellers represents approximately 3.3% of the Company's issued and outstanding stock, and the 469,839 shares issued to the FAS Sellers represents approximately 2.1% of the Company's issued and outstanding stock. The shares of Common Stock issued to the Alarm Systems Sellers and the FAS Sellers may be offered from time to time as described under "Selling Stockholders".

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

            The date of this Prospectus Supplement is July 1, 1999.